Exhibit 99.1

Rogers Communications Declares 50 Cents per Share Quarterly Dividend

April 1, 2020 payment date following March 10, 2020 record date

Quarterly dividend of 50 cents per share declared by Board

TORONTO, January 22, 2020 — Rogers Communications Inc. (“Rogers”) announced that its Board of Directors declared a quarterly dividend totaling 50 cents per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares.

The declared quarterly dividend will be paid on April 1, 2020 to shareholders of record on March 10, 2020. Such quarterly dividends are only payable as and when declared by Rogers’ Board and there is no entitlement to any dividend prior thereto.

About Rogers:

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). If you want to find out more about us, visit about.rogers.com.

For further information:

Investor Relations, 416.935.7777, investor.relations@rci.rogers.com